SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated February 18, 2026.

Buenos Aires, February 18, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Portfolio Optimization Strategy: Assignment of Manantiales Behr Conventional Area – Province of Chubut. Update

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

Following up on our material event dated January 16, 2026, the Company reports that the agreements entered into between YPF S.A. (“YPF” or the “Company”) and Limay Energía S.A. (a company of the Rovella Capital group) for the assignment of 100% of the conventional exploitation concession over the Manantiales Behr area have become null and void on February 13, 2026, as the initial contribution of funds by Limay Energía S.A., an essential condition for the Agreement to enter into force, has not been verified. No outstanding obligations remain between the parties.

It is also reported that today, the Board of Directors of the Company approved entering into the following agreements with Pecom Servicios Energía S.A.U. (51%) and its affiliate San Benito Upstream S.A.U. (49%): (i) the assignment of 100% of the conventional exploitation concession over the Manantiales Behr area and the hydrocarbon transportation concession over the “El Trébol – Caleta Córdova,” “Km. 9 – Caleta Córdova,” and “Manantiales Behr – Cañadón Perdido” pipelines in the Province of Chubut; and (ii) the partial sale of the stock of materials in the Manantiales Behr and Km 20 warehouses.

These companies jointly submitted the second-best economic offer after the offer by Limay Energía S.A. (Rovella Group) in the competitive process carried out in a timely manner.

At the end of 2025, the area had an approximate daily production of 25 kbbl/d and 0.4 million m3/d of natural gas.

The total price agreed for both agreements amounts to US$410 million, plus applicable VAT, and a contingent price of up to US$40 million, plus or minus a closing price adjustment. The agreed price will be paid as follows: US$150 million between the signing date and the closing date of the transaction, and the remaining balance within a period between12 and 24 months after closing.

The assignment is subject to the fulfillment of certain conditions precedent and suspensive, including authorization by the Executive Branch of the Province of Chubut.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 18, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer